SBC MEDICAL GROUP HOLDINGS INCORPORATED

200 Spectrum Center Dr., Suite 300

Irvine, California 92618

(949) 593-0250

October 16, 2024

CORRESPONDENCE FILING VIA EDGAR

Mr. Nicholas O’Leary

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SBC Medical Group Holdings Incorporated
Registration Statement on Form S-1 Filed October 8, 2024
File No. 333-282540

Dear Mr. O’Leary:

On behalf of SBC Medical Group Holdings Incorporated (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Friday, October 18, 2024, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the U.S. Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yoshiyuki Aikawa
Yoshiyuki Aikawa
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC